Exhibit 21.1

Subsidiaries of Delta Oil & Gas, Inc. as of December 31, 2009

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
Delta Oil & Gas (Canada), Inc.	British Columbia, Canada	Delta Oil & Gas (Canada), Inc
The Stallion Group	Nevada	The Stallion Group